 Form 6-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 2020

Commission File Number: 1-32575

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Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)

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30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]            No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Director/PDMR Shareholding

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

February 3, 2020

Royal Dutch Shell plc (the “Company”) announces that on January 31, 2020, Ben van Beurden, a Person Discharging Managerial Responsibilities (“PDMR”) has carried out the following transactions in the Company’s A ordinary shares with a nominal value of €0.07 each (“RDSA Shares”):

  sale of 14,510 RDSA shares;
  pledged 105,000 RDSA Shares as collateral against a mortgage provided by Van Lanschot N.V. Following the pledge, Ben van Beurden remains the beneficial owner of the RDSA Shares and retains full voting rights; and
  varied his participation in a Dividend Reinvestment Plan (“DRIP”) to receive a cash dividend on future dividend payments on his shareholdings in a Computershare Share Plan Account. As at January 31, 2020, Ben van Beurden held 60,879 RDSA Shares in his Computershare Share Plan Account.

This notification is made in accordance with Article 19 of the EU Market Abuse Regulation.

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Ben
Last Name(s)	Van Beurden
2. Reason for the notification
Position/status	Chief Executive Officer
Initial notification/amendments	Initial notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Royal Dutch Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s) section to be repeated for (i) each type of instrument, (ii) each type of transaction, (iii) each date, (iv) each place where transactions have been conducted
Description of the financial instrument	A Ordinary shares with a nominal value of €0.07 each
Identification Code	GB00B03MLX29
Nature of the transaction	Sale of shares
Currency	GBP
Price	£20.39
Volume	14,510
Total	£295,858.90
Aggregated information Volume Price Total	14,510 £20.39 £295,858.90
Date of transaction	January 31, 2020
Place of transaction	London

4. Details of the transaction(s) section to be repeated for (i) each type of instrument, (ii) each type of transaction, (iii) each date, (iv) each place where transactions have been conducted
Description of the financial instrument	A Ordinary shares with a nominal value of €0.07 each
Identification Code	GB00B03MLX29
Nature of the transaction	A pledge of 105,000 RDSA Shares in the Company as collateral against a mortgage provided by Van Lanschot N.V. Following the pledge, Ben van Beurden remains the beneficial owner of the RDSA Shares and retains full voting rights.

Currency	N/A
Price	N/A
Volume	105,000
Total	N/A
Aggregated information Volume Price Total	105,000 N/A N/A
Date of transaction	January 31, 2020
Place of transaction	Outside trading venue

4. Details of the transaction(s) section to be repeated for (i) each type of instrument, (ii) each type of transaction, (iii) each date, (iv) each place where transactions have been conducted
Description of the financial instrument	A Ordinary shares with a nominal value of €0.07 each
Identification Code	GB00B03MLX29
Nature of the transaction	Variation in participation in a DRIP to receive a cash dividend on future dividend payments on shareholdings in a Computershare Share Plan Account. As at January 31, 2020, Ben van Beurden held 60,879 RDSA Shares in his Computershare Share Plan Account.
Currency	N/A
Price	N/A
Volume	60,879
Total	N/A
Aggregated information Volume Price Total	60,879 N/A N/A
Date of transaction	January 31, 2020
Place of transaction	Outside trading venue

Anthony Clarke
Deputy Company Secretary

ENQUIRIES

Shell Media Relations
International, UK, European Press: +44 20 7934 5550
Shell Investor Relations
Europe: +31 70 377 4540
United States: +1 832 337 2034

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

Date: February 4, 2020	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary